UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: August 14, 2024

Capital Ratio as of June 30, 2024

TOKYO, August 14, 2024 --- Sumitomo Mitsui Financial Group, Inc. announced today capital ratios and the related information as of June 30, 2024.

I. Sumitomo Mitsui Financial Group (on a consolidated basis)

(BIS guidelines)	(Billions of yen, except ratios)

		June 30, 2024		March 31, 2024
			Change
(1)	Total capital ratio (4) / (7)	15.26%	(0.03)%	15.29%
(2)	Tier 1 capital ratio (5) / (7)	14.34%	0.01%	14.33%
(3)	Common equity Tier 1 capital ratio (6) / (7)	12.81%	(0.10)%	12.91%
(4)	Total capital	¥ 14,760.1	¥562.2	¥ 14,197.9
(5)	Tier 1 capital	13,870.7	559.2	13,311.6
(6)	Common equity Tier 1 capital	12,393.4	400.7	11,992.6
(7)	Risk weighted assets	96,712.3	3,863.7	92,848.6
(8)	Required capital (7) X 8%	7,737.0	309.1	7,427.9
(9)	Leverage Ratio	5.34%	0.07%	5.27%

II. Sumitomo Mitsui Banking Corporation (on a consolidated basis)

(BIS guidelines)	(Billions of yen, except ratios)

		June 30, 2024		March 31, 2024
			Change
(1)	Total capital ratio (4) / (7)	16.26%	0.15%	16.11%
(2)	Tier 1 capital ratio (5) / (7)	15.00%	0.20%	14.80%
(3)	Common equity Tier 1 capital ratio (6) / (7)	12.47%	0.05%	12.42%
(4)	Total capital	¥ 13,649.1	¥650.4	¥ 12,998.7
(5)	Tier 1 capital	12,588.0	650.1	11,937.9
(6)	Common equity Tier 1 capital	10,469.5	448.0	10,021.5
(7)	Risk weighted assets	83,892.8	3,251.6	80,641.3
(8)	Required capital (7) X 8%	6,711.4	260.1	6,451.3
(9)	Leverage Ratio	5.31%	0.12%	5.19%

III. Sumitomo Mitsui Banking Corporation (on a non-consolidated basis)

(BIS guidelines)	(Billions of yen, except ratios)

		June 30, 2024		March 31, 2024
			Change
(1)	Total capital ratio (4) / (7)	14.25%	(0.02)%	14.27%
(2)	Tier 1 capital ratio (5) / (7)	12.84%	(0.02)%	12.86%
(3)	Common equity Tier 1 capital ratio (6) / (7)	10.15%	(0.20)%	10.35%
(4)	Total capital	¥ 10,792.1	¥154.0	¥ 10,638.1
(5)	Tier 1 capital	9,727.9	144.7	9,583.2
(6)	Common equity Tier 1 capital	7,692.1	(21.7)	7,713.8
(7)	Risk weighted assets	75,723.9	1,225.3	74,498.6
(8)	Required capital (7) X 8%	6,057.9	98.0	5,959.9
(9)	Leverage Ratio	4.60%	(0.03)%	4.63%

Information on capital structure of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation are available on our website at https://www.smfg.co.jp/english/investor/financial/basel_3.html